Exhibit (a)(5)(iii)

News

For Immediate Release

Contact:	(News Media) Tony Zehnder +1.312.396.7086
(Investors) Erik Helding +1.317.817.4760

CNO Financial Group, Inc. Announces Expiration and Final Results
of Cash Tender Offer for Any and All of its 7.0% Convertible Senior
Debentures due 2016

Carmel, Ind., March 28, 2013 - CNO Financial Group, Inc. (NYSE: CNO) (“CNO”) today announced the expiration and final results of its previously announced tender offer (the “Offer”) to purchase for cash any and all of its outstanding 7.0% Convertible Senior Debentures due 2016 (CUSIP Nos. 12621EAC7, 12621EAE3, 12621EAF0 and 12621EAB9) (the “Debentures”).  The Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, March 27, 2013.

As of the expiration of the Offer, $59,286,000 aggregate principal amount of Debentures, representing approximately 63.8% of the outstanding Debentures, were validly tendered and not validly withdrawn.  CNO has accepted for purchase all Debentures that were validly tendered and not validly withdrawn.

As previously announced by CNO, the final purchase price per $1,000 aggregate principal amount of Debentures is $2,123.82.  CNO expects to settle the Offer today and pay an aggregate of approximately $127.5 million (including accrued but unpaid interest and dealer manager fees) to purchase all of the Debentures that were validly tendered and not validly withdrawn.  Immediately following the settlement of the Offer, approximately $33.7 million principal amount of Debentures will remain outstanding.

Goldman Sachs & Co. acted as the dealer manager for the Offer.  Global Bondholder Services Corporation acted as the depositary for the Offer and as the information agent for the Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

About CNO

CNO is a holding company. Our insurance subsidiaries – principally Bankers Life and Casualty Company, Washington National Insurance Company and Colonial Penn Life Insurance Company – serve pre-retiree and retired Americans by helping them protect against financial adversity and provide for a more secure retirement.

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